Sheppard Mullin Richter & Hampton LLP Suite 1600 | 1901 Avenue of the Stars | Los Angeles, CA 90067-6017 310-228-3700 office | 310-228-3701 fax | www.sheppardmullin.com

Writer’s Direct Voice: (650) 815-2640
Writer’s Direct Fax: (650) 815-4653
Writer’s e-mail: llehot@sheppardmullin.com

VIA EDGAR AND OVERNIGHT DELIVERY

March 9, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:                                         Larry Spirgel, Assistant Director

Carlos Pacho, Senior Assistant Chief Accountant

Leigh Ann Schultz, Division of Corporation Finance

Re:                            RealD Inc.

Form 10-K for the fiscal year ended March 25, 2011

Filed June 10, 2011

Form 10-Q for the period ended December 23, 2011

Filed February 1, 2012

File No. 001-34818

Dear Mr. Spirgel and Mr. Pacho:

Reference is made to the comments of the Staff of the United States Securities and Exchange Commission (the “SEC” or the “Staff”) with respect to the above referenced annual report on Form 10-K for the fiscal year ended March 25, 2011 (the “Form 10-K”) and the quarterly report on Form 10-Q for the period ended December 23, 2011 (the “Form 10-Q”) of RealD Inc. (the “Company”) in a letter dated February 17, 2012, as well as the Company’s response letter thereto filed on February 27, 2012 (the “Response Letter”).

Attached to this letter is Exhibit A to the Response Letter, not previously included in the version of the Response Letter filed via EDGAR.

Also attached to this letter is an acknowledgment signed by an officer of the Company as to the matters set forth on the last page of the Response Letter.

Larry Spirgel, Carlos Pacho and Leigh Ann Schultz

Securities and Exchange Commission

March 9, 2012

*   *   *

Questions or comments regarding any matters with respect to the foregoing may be directed to the undersigned at (650) 815-2640 or to C. Thomas Hopkins at (310) 228-3735. Comments may also be sent via facsimile to (650) 815-4653.

Very truly yours,

/s/ Louis Lehot

Louis Lehot

for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

Enclosures

cc:                                 Michael V. Lewis, RealD Inc.

Andrew A. Skarupa, RealD Inc.

Craig Gatarz, Esq., RealD Inc.

Hunter Blum, RealD Inc.

C. Thomas Hopkins, Esq., Sheppard, Mullin, Richter & Hampton LLP

REALD INC.

100 N. Crescent Drive, Suite 200

Beverly Hills, California  90210

VIA EDGAR AND OVERNIGHT DELIVERY

March 9, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:                                         Larry Spirgel, Assistant Director

Carlos Pacho, Senior Assistant Chief Accountant

Leigh Ann Schultz, Division of Corporation Finance

Re:                              RealD Inc.

Form 10-K for the fiscal year ended March 25, 2011, Filed June 10, 2011

Form 10-Q for the period ended December 23, 2011, Filed February 1, 2012

File No. 001-34818

Dear Mr. Spirgel and Mr. Pacho:

Reference is made to the comments of the Staff of the United States Securities and Exchange Commission (the “SEC” or the “Staff”) with respect to the above referenced annual report on Form 10-K for the fiscal year ended March 25, 2011 (the “Form 10-K”) and the quarterly report on Form 10-Q for the period ended December 23, 2011 (the “Form 10-Q”) of RealD Inc. (the “Company”) in a letter dated February 17, 2012, as well as the Company’s response letter thereto filed via EDGAR on February 27, 2012 (the “Response Letter”).

As requested by the Staff, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Craig Gatarz

Craig Gatarz
Executive Vice President, General Counsel and Secretary
RealD Inc.

Exhibit A

Real D & Subsidiaries

Projected Carryovers

FYE 03/31/2012

Net Operating Loss - Federal

Year of Loss	Loss	Expires
Real D
12/31/2005	—	12/31/2025
12/31/2006	334,239	12/31/2026
3/31/2008	6,021,886	3/31/2028
3/27/2009	511,553	3/27/2029
3/26/2010	12,433,777	3/26/2030
3/25/2011	78,119,990	3/25/2031
	—
	97,421,445
	—

Colorlink
3/31/1995	—
3/31/1996	—	3/31/2011
3/31/1997	30,101	3/31/2012
3/31/2000	506,415	3/31/2020
3/31/2001	1,786,492	3/31/2021
3/31/2002	3,321,601	3/31/2022
3/31/2003	1,813,506	3/31/2023
3/31/2004	149,410	3/31/2024
3/31/2005	989,322	3/31/2025
3/31/2006	457,369	3/31/2026
3/6/2007	2,130,316	3/6/2027
3/31/2008	3,735,402	3/31/2028
3/27/2009	4,078,216	3/27/2029
3/26/2010	10,528,499	3/26/2030
3/25/2011	—	3/25/2031

	29,526,649

Foreign Tax credit

Year of Loss	Credit			Remains	Expires
2009	1,387,330			1,387,330	2019
2010	3,228,002			3,228,002	2020
2011	17,990			17,990	2020
	4,633,322	—	—	4,633,322

Other State NOL’s

Consolidated

		Amount	Adjustment	Expired/Used	Balance	Expiration
AZ
	3/31/2006	—			—
	3/31/2007	—			—
	3/31/2008	165,688	(10,279)		155,409
	3/31/2009	38,359	(13,234)		180,534
	3/31/2010	109,237			289,771
	3/31/2011	376,066			665,837

HI
	3/31/2006	5,182		(5,182)	—
	3/31/2007	—			—
	3/31/2008	5,534	(3,424)		2,110
	3/31/2009	5,021	(1,838)		5,293
	3/31/2010	12,291			17,584
	3/31/2011	54,987			72,571

ID
	3/31/2006	—			—
	3/31/2007	—			—
	3/31/2008	20,200	(1,253)		18,947
	3/31/2009	11,721	(4,044)		26,624
	3/31/2010	44,077			70,701
	3/31/2011	105,287			175,988

IL
	3/31/2006	—			—
	3/31/2007	736			736
	3/31/2008	652,355	(40,326)		612,765
	3/31/2009	44,954	(16,457)		641,262
	3/31/2010	353,922			995,184
	3/31/2011	21,312			1,016,496

KS
	3/31/2006	—			—
	3/31/2007	—			—
	3/31/2008	13,690	(850)		12,840
	3/31/2009	4,514	(1,663)		15,691
	3/31/2010	42,760			58,451
	3/31/2011	154,051			212,502

MI
	3/31/2006	—			—
	3/31/2007	—			—
	3/31/2008				—
	3/31/2009	179,605	(47,843)		131,762
	3/31/2010	499,775			631,537
	3/31/2011	962,793			1,594,330

MN
	3/31/2006	—			—
	3/31/2007	84,611			84,611

	3/31/2008	129,084	(8,017)		205,678
	3/31/2009	12,684	(4,674)		213,688
	3/31/2010	148,702			362,390
	3/31/2011	379,075			741,465

NE
	3/31/2006	—			—
	3/31/2007	—			—
	3/31/2008	7,667	(493)		7,174
	3/31/2009	18,254	(6,693)		18,735
	3/31/2010	65,505			84,240
	3/31/2011	153,975			238,215

NC
	3/31/2007	—
	3/31/2008	112,434	(11,606)		100,828
	3/31/2009	4,534	(25,185)		80,177
	3/31/2010	145,678			225,855
	3/31/2011	510,247			736,102

NY
	3/31/2006	—			—
	3/31/2007	—			—
	3/31/2008	10,374,622	(643,646)		9,730,976
	3/31/2009	7,395,483	(2,656,928)		14,469,531
	3/31/2010	16,939,101			31,408,632
	3/31/2011	80,117,756			111,526,388

OR
	3/31/2006	—			—
	3/31/2007	—			—
	3/31/2008	18,023	(1,710)		16,313
	3/31/2009	25,692	(9,467)		32,538
	3/31/2010	142,916			175,454
	3/31/2011	344,683			520,137

UT
	3/31/2006	—			—
	3/31/2007	—			—
	3/31/2008	39,090	(2,428)		36,662
	3/31/2009	18,842	(6,943)		48,561
	3/31/2010	68,141			116,702
	3/31/2011	157,717			274,419

ColorLink Separate State
CO
	3/31/2000	611,894	300,809	311,085
	3/31/2001	1,780,091		2,091,176

3/31/2002	3,334,161	5,425,337
3/31/2003	1,813,505	7,238,842
3/31/2004	149,410	7,388,252
3/31/2005	986,911	8,375,163
3/31/2006	455,859	8,831,022
3/31/2007	2,129,708	10,960,730
3/31/2008	4,131,352	15,092,082

Net Operating Loss - California

Year of Loss		Loss	Current Loss	Adj/Other	Remains	Expires
Real D
2005	GEN					2019
2006	GEN	628,365		(44,594)	583,771	2020
2007	GEN	3,125,885		(194,291)	2,931,594	2021
2008	GEN	2,873,338		(1,052,292)	1,821,046	2031
2009	GEN	3,585,651			3,585,651	2031
2010	GEN	19,807,738			19,807,738	2031

		30,020,977	—	(1,291,177)	28,729,800

Stereographics Corp.

2005	GEN	673,182			673,182	2019
2006	GEN	649,493			649,493	2020

		1,322,675	—	—	1,322,675

Color Link. Inc.

2010	GEN	130,676			130,676

		1,453,351	—	—	1,453,351